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                                                               EXHIBIT 21.1

                      SUBSIDIARIES OF THE REGISTRANT


     Certain of Phosphate Resource Partners Limited Partnership's subsidiaries are listed below. These subsidiaries are all included in the Company's consolidated financial statements, and collectively, together with Phosphate Resource Partners Limited Partnership, account for more than 90 percent of consolidated net sales, earnings (loss) before income taxes, extraordinary items and cumulative effect of a change in accounting principal, and total assets.


                            State of           Name Under Which
                          Organization         It Does Business
                          ---------------      ----------------

Agrico Chemical Company    Delaware                 Same
IMC-Agrico Company         Delaware                 Same
IMC-Agrico MP, Inc.        Delaware                 Same